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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49337

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2005 (MM/DD/YY) AND ENDING March 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CPS Financial & Insurance Services, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18551 Von Karman Avenue, Suite 150
(No. and Street)

Irvine, (City) California (State) 92612 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lisa Knoles 949-863-0700 x 108
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation
(Name – *if individual, state last, first, middle name*)

10680 W. Pico Boulevard, Suite 260 (Address) Los Angeles, (City) CA (State) 90064 (Zip Code)

PROCESSED
JUN 2 6 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 2 4 2006
WASH. D.C.
152

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lisa Knoles, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CPS Financial & Insurance Services, Inc., as of March 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

MICHELLE SHAW
Commission # 1481863
Notary Public - California
Orange County
My Comm. Expires Apr 9, 2008

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of **Cash Flows.**
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CPS Financial & Insurance Services, Inc.
Adjusting Journal Entries
3/31/06

P & L Effect		Dr.	Cr.
	(1)		
(6,966)	State tax expense	5,244	
	Federal tax expense	1,722	
	Accrued tax liability		6,966
	To accrue tax liability @ 3/31/06		
(6,966)	Net increase/(decrease) to P & L		

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - MARCH 31, 2006

CPS FINANCIAL & INSURANCE SERVICES, INC.
18551 Von Karman Avenue, Suite 150
Irvine, CA 92612

CONTENTS

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT AUDITOR

Board of Directors
CPS Financial & Insurance Services, Inc.
Irvine, California

I have audited the accompanying statement of financial condition of CPS Financial & Insurance Services, Inc. (the Company) as of March 31, 2006 and related statements of operations, changes in shareholder's equity and cash flows and for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of March 31, 2006 and the results of its operations, changes in shareholder's equity and cash flows and for the year then ended in conformity with accounting principles generally accepted in the United States of America.

George Brenner
Los Angeles, California
May 15, 2006

CPS FINANCIAL & INSURANCE SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2006

ASSETS		
Cash		
Checking	$	23,822
Money Market		135,706
		159,528
Securities at Market Value		14,394
Accounts receivable		10,392
Property and equipment net of depreciation of $1,426		1,381
Organization costs, net of amortization of $7,315		0
NASD warrants		20,100
TOTAL ASSETS	$	205,795
LIABILITIES AND SHAREHOLDER'S EQUITY		
LIABILITIES		
Accounts payable - due parent company	$	94,000
Accrued tax liability		12,356
TOTAL LIABILITIES		106,356
SHAREHOLDER'S EQUITY		
Common stock ($1 par value, 100,000 shares authorized and issued; 6000 shares outstanding)		6,000
Contributed Capital		1,000
Retained earnings		92,439
TOTAL SHAREHOLDER'S EQUITY		99,439
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	205,795

See Accompanying Notes to Financial Statements

CPS FINANCIAL & INSURANCE SERVICES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED MARCH 31, 2006

REVENUES		
Commissions	$	163,496
Mark to Market - Securities		4,759
Other - Financial West		41,568
Interest		174
TOTAL REVENUES	$	209,997
EXPENSES		
Management fee - Parent Co.	$	85,000
Depreciation and amortization		889
Dues and subscriptions		13,191
Commission expense		22,900
Professional services		4,652
Rent		6,000
Licenses and permits		5,193
Telephone		2,400
All other		756
TOTAL OPERATING EXPENSES		140,981
INCOME BEFORE TAX PROVISION		69,016
INCOME TAX PROVISION		16,787
NET INCOME	$	52,229

See Accompanying Notes to Financial Statements

CPS FINANCIAL & INSURANCE SERVICES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED MARCH 31, 2006

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings	Total Equity
Balance, March 31, 2005	6,000	$ 6,000	$ 1,000	$ 40,210	$ 47,210
Net Income				52,229	52,229
Balance, March 31, 2006	6,000	$ 6,000	$ 1,000	$ 92,439	$ 99,439

See Accompanying Notes to Financial Statements

CPS FINANCIAL & INSURANCE SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2006

Cash Flows from Operating Activities:		
Net income	$	52,230
Depreciation and amortization		889
Unrealized appreciation		(4,560)
Changes in operating assets and liabilities:		
Accounts receivable		(5,586)
Income tax payable		10,679
Accounts payable - Parent Company		54,000
Net cash provided (used) in operating activities		107,652
Cash Flows from Investing Activities - Securities, net		0
Cash Flows from Financing Activities:		
Subordinated loans		0
Net increase in cash		107,652
Cash at beginning of year		51,876
Cash at end of year	$	159,528

SUPPLEMENTAL INFORMATION

Income Taxes:				
State taxes paid	$	800		
State taxes accrued		5,244		
			$	6,044
Federal taxes paid		3,631		
Federal taxes accrued		7,112		
				10,743
			$	16,787

See Accompanying Notes to Financial Statements

CPS FINANCIAL & INSURANCE SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2006

NOTE 1 - NATURE OF BUSINESS

CPS Financial & Insurance Services, Inc. (the Company), a wholly owned subsidiary of CPS Insurance Services, is a wholesaler of variable insurance products to other NASD Regulation member broker/dealers registered with the Securities and Exchange Commission under SEC Rule 15c3-3(a)(2)(vi). The Company was incorporated in the state of California on April 1, 1996 under the name CPS Financial Services, Inc. On October 9, 1997, the Company changed its name to CPS Financial & Insurance Services, Inc.

On May 21, 1997 the Company was approved for membership by the National Association of Securities Dealers subject to the execution of the restriction agreement. The Company will only act as a wholesaler of variable insurance products to other NASD Regulation member broker/dealers. The Company does not hold customers' funds or securities. As a result, the Company is exempt from certain provisions and requirements of the Securities Exchange Commission.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Property, Equipment and Depreciation - Property and equipment are carried at cost. Depreciation is calculated on the straight-line method over estimated economic lives which are generally five years.

Organization Costs - Organization costs are carried at cost and are amortized over five years.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Income taxes - Income taxes are provided based on earnings reported for financial statement purposes. In accordance with FASB Statement No. 109, the asset and liability method requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between tax basis and financial reporting basis of assets and liabilities. The income tax provision benefit is comprised as follows:

State	$ 6,044
Federal	10,743
	$16,787

NOTE 3 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital ($5,000) or 6 2/3% of aggregate indebtedness whichever is greater as defined under such provisions. See page 8 for the computation of net capital.

NOTE 4 - RELATED PARTY

The Company was charged a management fee of $85,000 by its parent company.

NOTE 5 - EXEMPTION FROM THE SEC RULE 15c3-3

CPS Financial & Insurance Services, Inc. sells variable insurance products to NASD members therefore the Company is exempt from provisions under the SEC Rule 15c3-3, Customer Protection – Reserves and Custody of Security under Rule 15c3-3 paragraph K 1.

In addition, the Company is exempt from the Possession or Control Requirements under Rule 15c3-3 paragraph K 1.

CPS FINANCIAL & INSURANCE SERVICES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
MARCH 31, 2006

COMPUTATION OF NET CAPITAL		
Total ownership equity from statement of financial condition	$	99,439
Nonallowable assets - schedule attached		(31,873)
Haircuts - schedule attached		(2,131)
NET CAPITAL	$	65,435
COMPUTATION OF NET CAPITAL REQUIREMENTS		
Minimum net aggregate indebtedness - 6.66% of net aggregate indebtedness	$	7,093
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above amounts)	$	7,093
EXCESS CAPITAL	$	58,342
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	54,800
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities	$	106,356
Percentage of aggregate indebtedness to net capital		163%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION		
Unaudited net capital	$	72,406
Adjust income tax provision		(6,966)
Change in non-allowable assets		(5)
	$	65,435

See Accompanying Notes to Financial Statements

CPS INSURANCE & FINANCIAL SERVICES, INC.
NON-ALLOWABLE ASSETS
MARCH 31, 2006

NON-ALLOWABLE ASSETS		
Accounts receivable	$	10,392
Furniture and equipment, NET		1,381
NASD warrants		20,100
	$	31,873

HAIRCUTS		
Stocks at market value $14,175 @ 15%	$	2,126
Market Fund 219 @ 2%		5
	$	2,131

See Accompanying Notes to Financial Statements

PART II

CPS FINANCIAL & INSURANCE SERVICES, INC.

STATEMENT OF INTERNAL CONTROL

MARCH 31, 2006

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

Report of Independent Auditor
on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
CPS Financial & Insurance Services, Inc.
Irvine, California

In planning and performing my audit of the financial statements of CPS Financial & Insurance Services, Inc. (hereafter referred to as the "Company") for the year ended March 31, 2006. I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debts) and net capital under Rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3. I did not review the practice and procedures followed by the Company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13; (2) in complying with the Governors of Federal Reserve Regulation R of the Board of Governors of Federal Reserve System; or (3) in obtaining and managing physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structures and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practice and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide responsibility and safeguard against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles.

Board of Directors
CPS Financial & Insurance Services, Inc.
Irvine, California

Rule 171-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I considered to be material weaknesses as defined above. In addition, the Company, was in compliance with the exemptive provisions of Rule 15c3-3 as of March 31, 2006 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate on March 31, 2006 to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Regulation 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purposes.

George Brenner

Los Angeles, California
May 15, 2006